HOUSERAISING, INC.
4801 East Independence Boulevard, Suite 201
Charlotte, North Carolina 28212

July 19, 2004

United States Securities And Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	HouseRaising, Inc. Amendment No. 4 to a Form S-8 filed on September 28, 2004, which Amendment became effective upon filing on July 3, 2006 File No. 333-119311

Dear Sir and Madam:

Please allow this letter to serve as a application for immediate withdrawal of the above-captioned registration statement in accordance with Rule 477 under the Securities Act of 1933, as amended. We attempted to increase the number of authorized shares under the 2004 Non-Qualified Employee Stock Compensation Plan and Form S-8 by amendment, which, we have been advised by the Commission, requires the filing of a new registration statement. Accordingly, we request withdrawal of Amendment No. 4 to the Form S-8 and will file a new registration statement on Form S-8 in order to increase the shares authorized under the 2004 Non-Qualified Employee Stock Compensation Plan.

For your information, no securities were sold in connection with said registration statement or in reliance thereon.

If you have any questions or comments, please do not hesitate to call us. Thank you for your assistance.

Sincerely,

HOUSERAISING, INC.

By:	/s/ Gregory Wessling Gregory Wessling Chairman and CEO

cc: Harold H. Martin, Esq.